Exhibit 99.1

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

Laxdale Limited

We have audited the accompanying balance sheets of Laxdale Limited as of March 31, 2004 and 2003, and the related profit and loss accounts and statements of total recognized gains and losses and cash flows for each of the two years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Laxdale Limited as at March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 23 of Notes to the Financial Statements).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company is reliant upon sufficient funding continuing to be available from the Company’s parent company, Amarin Corporation plc, to meet ongoing working capital requirements. This in turn is dependent upon Amarin obtaining additional funding. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ERNST & YOUNG LLP

Glasgow, Scotland
December 17, 2004

Laxdale Limited

PROFIT AND LOSS ACCOUNTS

For the years ended 31 March 2004 and 2003

	Notes	2004 £	2003 £
Turnover—Income from licensing	3	1,790,890	1,557,203
Administrative expenses:
Research & development		(1,785,984)	(3,243,615)
Other operating costs		(1,826,004)	(2,391,591)
Total administrative expenses		(3,611,988)	(5,635,206)
Operating loss	4	(1,821,098)	(4,078,003)
Interest received and similar income		11,560	89,546
Interest payable and similar charges	7	(483)	—
Loss on ordinary activities before tax		(1,810,021)	(3,988,457)
Taxation	8	233,780	576,972
Retained loss for the year(1)	15	(1,576,241)	(3,411,485)

(1)           A summary of the adjustments to loss for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 23 to the financial statements.

Laxdale Limited

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

For the years ended 31 March 2004 and 2003

There were no recognised gains and losses other than the loss of £1,576,241 for the year to 31 March 2004 (2003—loss of £3,411,485)

The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 23 to the financial statements.

Laxdale Limited

BALANCE SHEETS

As at 31 March 2004 and 2003

	Notes	2004 £	2003 £
Tangible Fixed Assets	9
Fixture and fittings		129,537	153,351
Office equipment		12,203	29,738
		141,740	183,089
Current Assets
Stock	10	—	60,522
Debtors	11	524,601	989,201
Investments	12	158,171	324,256
Cash at bank and in hand		149	886,517
		682,921	2,260,496
Creditors: Amounts due within one year	13	(819,103)	(861,786)
Net current(liabilities)/assets		(136,182)	1,398,710
Total Assets less Current Liabilities		5,558	1,581,799
Capital and Reserves
Called up share capital	14	4,000,000	4,000,000
Share premium account	15	5,000,000	5,000,000
Profit and loss account	15	(8,994,442)	(7,418,201)
Equity shareholders’ funds(1)	15	5,558	1,581,799

(1)           A summary of the significant adjustments to equity shareholders’ funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 23 to the financial statements.

Laxdale Limited

STATEMENTS OF CASH FLOWS

For the years ended 31 March 2004 and 2003

	Notes	2004 £	2003 £
Net cash outflow from operating activities	16(a)	(1,535,273)	(4,012,519)
Returns on investments and servicing of finance:
Interest received		11,560	96,779
Interest paid		(483)	—
		11,077	96,779
Taxation:
Corporation tax paid		—	(269)
Corporation tax received		445,550	—
		445,550	(269)
Capital expenditure and financial investment:
Payment to acquire tangible fixed assets		—	(19,265)
		—	(19,265)
Decrease in cash	16(b)	(1,078,646)	(3,935,274)
Reconciliation of net cash flow to movement in net (debt)/funds:
Decrease in cash		(1,078,646)	(3,935,274)
Movement in net debt		(1,078,646)	(3,935,274)
Net funds at 1 April	16(b)	886,517	4,821,791
Net (debt)/funds at 31 March	16(b)	(192,129)	886,517

The significant differences between the cash flow statements above and those required under United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 23 to the financial statements.

Laxdale Limited

NOTES TO THE FINANCIAL STATEMENTS

1.             Basis of preparing the financial statements

As disclosed in note 22, the company was acquired by Amarin Corporation plc (“Amarin”) on 8 October 2004. Amarin has provided confirmation to the directors of the company that it will provide sufficient financial support to allow the company to continue in operational existence for the foreseeable future and to meet its liabilities as they fall due. The ability of Amarin to provide adequate financial support depends on its ability to raise additional funding.

On the basis of forecasted cash flow information for the combined business, Amarin has sufficient cash to fund the group’s operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the summer of 2005. Amarin intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further equity-based financings in the forthcoming year. There is no assurance that Amarin’s efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund the combined business on an ongoing basis.

Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that sufficient funding will be made available to the company by Amarin to meet its ongoing working capital requirements. Accordingly, the directors of the company believe it is appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments that would result if such financial support did not continue to be available.

These financial statements do not comprise the company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended 31 March 2004 and 2003 on which the auditors’ reports were unqualified, have been delivered to the Registrar of Companies for Scotland.

2.             Accounting Policies

Accounting Convention

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Fixed Assets

All tangible fixed assets are recorded at cost.

Depreciation

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset evenly over its expected useful life, as follows:

Fixtures, Fittings and Furniture	—	10%
Computer Equipment	—	33 1/3%
Motor Vehicles	—	25%

Income from licensing

Licensing fees represent revenues derived from licensing agreements. Licensing fees are recognised upon transfer or licensing of the right to use intellectual property rights in different geographic areas. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Stocks

The cost of medical trial stocks are written off as research and development costs

Goods for resale are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing each product to its present location and condition. Net realisable value is based on the price at which stocks can be sold in the normal course of business less any further costs expected to be incurred to completion and disposal.

Current asset investments

Current asset investments are stated at the lower of original cost and net realisable value.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

•      provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

•      deferred tax assets are recognized only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Pensions

The company operates a defined contribution scheme. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

Foreign Currency

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account.

Research and Development

Research and development is written off in the period in which it is incurred.

Research and development tax credits

Credit is taken in the accounting period for research and development tax credits, which are claimed from the Inland Revenue, in respect of qualifying research and development costs incurred in the same accounting period.

Leasing

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

3.             Turnover—Income from licensing

Income from licensing was from licensing partners in the EU and Japan. An analysis of income from licencing by geographical market is given below.

	2004 £	2003 £
EU	1,155,731	1,557,203
Japan	635,158	—
	1,790,889	1,557,203

4.             Operating Loss

This is stated after charging:

	2004 £	2003 £
Depreciation of owned fixed assets	41,349	41,857
Auditors’ remuneration—audit services	11,500	10,800
—non audit services	56,270	131,645
Operating lease rentals:
—Land & buildings	141,550	141,550
—Plant & equipment	43,506	50,887
Foreign exchange differences	95,940	3,547
Write down of current asset investments	166,085	335,112

5.             Directors’ Emoluments

	2004 £	2003 £
Emoluments	193,328	507,579
Company contributions paid to money purchase schemes	24,380	53,460
Members of money purchase schemes	2	2
The amounts in respect of the highest paid director are as follows:
Emoluments	149,969	338,613
Company contributions paid to money purchase schemes	24,300	29,160

6.             Staff costs

	2004 £	2003 £
Wages and salaries	847,380	1,012,025
Social security costs	101,394	115,398
Other pension costs	83,025	106,215
	1,031,799	1,233,638

The monthly average number of employees during the year was as follows:

	2004 No.	2003 No.
Research and development	12	13
Administration and commercial	6	6
	18	19

7.             Interest payable and similar charges

	2004 £	2003 £
Bank overdraft	483	—

8.             Taxation

	2004 £	2003 £
UK corporation tax on losses in the year	(301,000)	(493,129)
Adjustment in respect of previous years	3,704	(83,843)
UK current tax	(297,296)	(576,972)
Foreign tax	63,516	—
	(233,780)	(576,972)

The company has tax losses carried forward at 31 March 2004 of £6.9m (2003-£6.1m).

Factors affecting the tax charge in the current year:

The tax assessed on the loss on ordinary activities for the year is lower than the standard rate of corporation tax in the UK of 30% (2003 - 30%). The differences are reconciled below:

	£	£
Loss on ordinary activities before taxation	(1,810,021)	(3,988,457)
Tax on loss on ordinary activities at 30%	(543,006)	(1,196,537)
Effects of:
Disallowed expenses	64,248	6,050
Capital allowances in excess of depreciation	162	(7,234)
Other timing differences	(715)	(1,429)
Unutilised losses carried forward	115,196	625,797
Research and development tax relief	76,634	80,224
Adjustment in respect of previous years	3,704	(83,843)
Overseas tax suffered	49,997	—
	(233,780)	(576,972)

9.             Tangible fixed assets

	Fixtures & Fittings £	Office Equipment £	Motor Vehicles £	Total £
Cost
At 1 April 2002	232,989	103,653	9,947	346,589
Additions	5,160	14,105	—	19,265
At 31 March 2003	238,149	117,758	9,947	365,854
Depreciation
At 1 April 2002	61,187	69,774	9,947	140,908
Provided during year	23,611	18,246	—	41,857
At 31 March 2003	84,798	88,020	9,947	182,765
Net Book Value
At 1 April 2002	171,802	33,879	—	205,681
At 31 March 2003	153,351	29,738	—	183,089
Cost
At 1 April 2003 and 31 March 2004	238,149	117,758	9,947	365,854
Depreciation
At 1 April 2003	84,798	88,020	9,947	182,765
Provided during year	23,814	17,535	—	41,349
At 31 March 2004	108,612	105,555	9,947	224,114
Net Book Value
At 1 April 2003	153,351	29,738	—	183,089
At 31 March 2004	129,537	12,203	—	141,740

10.          Stock

	2004 £	2003 £
Goods for Resale	—	60,522

11.          Debtors

	2004 £	2003 £
Trade debtors	—	275,925
Corporation tax	428,987	577,241
Other debtors	42,441	90,332
Prepayments and accrued income	53,173	45,703
	524,601	989,201

12.          Investments

	2004 £	2003 £
Listed investments	158,171	324,256

The listed investments are American Deposit Receipts in Amarin Corporation plc. As disclosed in note 22 on 8 October 2004 the sale of Laxdale Limited to Amarin Corporation plc was completed.

The market value of listed investments at 31 March 2004 was £158,171 (2003 - £324,256).

13.          Creditors: Amounts falling due within one year

	2004 £	2003 £
Bank overdraft	192,278	—
Trade creditors	248,732	209,764
Other taxes and social security costs	29,550	41,556
Other creditors	9,591	12,609
Accruals and deferred income	338,952	597,857
	819,103	861,786

The bank overdraft is secured by a floating charge over the company’s assets.

14.          Share Capital

	2004 £	2003 £
Authorised
Ordinary Shares of £1 each	10,000,000	10,000,000

	2004 No.	2004 £	2003 No.	2003 £
Allotted, called up and fully paid
Ordinary Shares of £1 each	4,000,000	4,000,000	4,000,000	4,000,000

There were no changes to the share capital during either year.

Share Options

At the balance sheet date there were options outstanding under the Laxdale Limited Unapproved Share Option Scheme over 124,800 ordinary shares at an exercise price of £1 (2003 - 127,300). Options over 34,500 ordinary shares are exercisable between October 2005 and October 2010 or earlier in the event of a change of control of the company. Options over 90,300 ordinary shares are exercisable from June 2007 to June 2012 or earlier in the event of a change of control of the company.

At the balance sheet date options under the Laxdale Limited 1998 Unapproved Share Option Scheme were outstanding over 6,000 ordinary shares at an exercise price of £1 each (2003 - 7,000). These options are exercisable between February 2004 and February 2009 or earlier in the event of a flotation or change in control of the company.

15.          Reconciliation of shareholders’ funds and movement on reserves

	Share Capital £	Share Premium £	Profit and Loss Account £	Total Shareholders’ funds £
At 1 April 2002	4,000,000	5,000,000	(4,006,716)	4,993,284
Loss for the year to 31 March 2003	—	—	(3,411,485)	(3,411,485)
At 31 March 2003 and 1 April 2003	4,000,000	5,000,000	(7,418,201)	1,581,799
Loss for the year to 31 March 2004	—	—	(1,576,241)	(1,576,241)
At 31 March 2004	4,000,000	5,000,000	(8,994,442)	5,558

16.          Notes to the statement of cash flows

(a)           Reconciliation of operating loss to net cash outflow from operating activities

	2004 £	2003 £
Operating loss	(1,821,098)	(4,078,003)
Depreciation	41,349	41,857
Decrease/(increase) in stock	60,522	(14,157)
Decrease/(increase) in debtors	316,346	(277,741)
Decrease in creditors	(234,961)	(19,587)
Write down of current asset investments	166,085	335,112
Foreign tax unrecoverable	(63,516)	—
Net cash outflow from operating activities	(1,535,273)	(4,012,519)

(b)           Analysis of net funds/(debt)

	At 1 April 2002 £	Cash flow £	At 31 March 2003 £
Cash at bank and in hand	4,821,791	3,935,274	886,517
	4,821,791	3,935,274	886,517

	At 1 April 2003 £	Cash flow £	At 31 March 2004 £
Cash at bank and in hand	886,517	(886,368)	149
Bank overdraft	—	(192,278)	(192,278)
	886,517	(1,078,646)	(192,129)

17.          Deferred taxation

The company has a deferred taxation asset not provided for in the financial statements of £2,076,649 (2003 - £1,850,922).

18.          Pension Commitments

The company operates a defined contribution pension scheme, the Laxdale Group Personal Pension Plan for its employees. The assets of the scheme are held separately from the company and are held as policies in the names of the individual employees. During the year contributions payable amounted to £83,025 (2003 - £106,215). The unpaid contributions outstanding at the year end amounted to £9,591 (2003 - £12,609).

19.          Other Financial Commitments

At 31 March 2004 the company had annual commitments under non-cancellable operating leases as set out below:

	2004 £	2003 £
Land & Buildings operating leases which expire:
In over five years	141,550	141,550
Other operating leases which expire:
Within one year	10,484	8,576
In two to five years	19,851	34,011

20.          Related Parties

Laxdale Ltd has a licence agreement with Scarista Ltd whereby rights to develop products using Scarista’s intellectual property and know-how has been licensed to Laxdale Ltd. Scarista Ltd is ultimately owned by a family trust, the beneficiaries of which was Dr D F Horrobin and is S M Clarkson. Dr D F Horrobin was a director of Laxdale Limited until his death on 1 April 2003 and SM Clarkson was a director of Laxdale until she resigned on 8 October 2004. Under the licence agreement Laxdale has the right to develop and market products in specified territories. In return for the rights granted to it, Laxdale will make royalty payments to Scarista Ltd based on income from sales of products at normal commercial rates. In addition Scarista has a license agreement with Laxdale Ltd whereby rights to market and sell products using Laxdale’s intellectual property and know how have been licensed to Scarista Ltd. Under the license agreement Scarista has the right to market products in specified territories. In return for the rights granted to it, Scarista will make royalty payments to Laxdale Ltd based on the income it receives from commercialising the products at normal commercial rates. Under both licences Scarista and Laxdale are responsible for the prosecution and maintenance costs of the patents relating to their respective territories licensed to them. For administrative reasons these are paid by Scarista and recharged to Laxdale. During the year Scarista Ltd paid patent fees totalling £231,324 (2003 - £177,980), which were recharged to Laxdale Ltd in accordance with the license agreements. No other transactions under the license agreements took place during the year (2003 - nil). At the balance sheet date the balance due to Scarista was £35,247.50 (2003 - £nil). Subsequent to the year end Laxdale entered into revised License agreements between Laxdale and Scarista. In consideration for the re negotiation of the licenses and a reduction of the royalty rate payable by Laxdale to Scarista, Laxdale paid to Scarista a license fee of £500,000.

21.          Parent Undertaking and Controlling Party

Prior to the sale of the company’s shares to Amarin Corporation plc as noted in note 22 below, the company’s immediate parent undertaking was Belsay Limited, a company incorporated in the Isle of Man and the company’s ultimate parent undertaking and controlling party was the Stirling Trust.

As at 31 March 2003 Dr D F Horrobin and S M Clarkson were beneficiaries of the Stirling Trust. At 31 March 2004 S M Clarkson was the beneficiary of the Stirling Trust.

22.          Post Balance Sheet Events

On 4 June 2004 Laxdale Ltd entered into a loan agreement with Amarin Corporation plc which provided for a loan amount of up to £500,000. In the period up to 8 October 2004 Laxdale Limited drew funds from Amarin Corporation plc of approximately £lm. The provision of the loan was contingent upon continued negotiations of the sale of Laxdale to Amarin.

On 9 July 2004 Laxdale’s shareholders signed a definitive agreement with Amarin Corporation plc to sell their shares in Laxdale to Amarin. Completion of the sale of Laxdale’s shares was contingent upon Amarin receiving shareholder approval, completion by Amarin of a US$15 million financing, Amarin not having received a delisting notice and other customary conditions. The agreement provided for the extension of the loan to Laxdale from Amarin. On 28 September 2004 the transaction was approved by Amarin’s shareholders. On 8 October 2004 Amarin completed a private equity placement which raised $12.75 million. As allowed under the agreement Amarin waived the minimum financing condition and the sale of the company to Amarin was completed on that date. From that date the ultimate controlling party of the company is Amarin Corporation plc.

23.          United States Generally Accepted Accounting Principles (“US GAAP”)

Reconciliation of net loss

	2004 £	2003 £
Loss on ordinary activities after taxation UK-GAAP	(1,576,241)	(3,411,485)
(a) Revenue recognition	(1,452,569)	(1,396,546)
(b) Vacation pay accrual	(4,267)	(9,041)
Net loss and comprehensive net loss as adjusted to accord with US-GAAP	(3,033,077)	(4,817,072)
Reconciliation of shareholders funds
Equity shareholders’ funds in accordance with UK GAAP	5,558	1,581,799
(a) Deferred revenue	(5,413,140)	(3,960,571)
(b) Creditors—amounts falling due within one year—accruals	(22,780)	(18,513)
Shareholders’ equity (deficit) in accordance with US-GAAP	(5,430,362)	(2,397,285)

(a)           Revenue recognition

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognised upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognised based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation.

The company has received £6,197,010 in non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees would be deferred and amortized on a straight-line basis over the estimated life of the patent. This is considered by the company to be the term of the performance obligations under each license agreement.

(b)           Accrual for vacation expense

The company does not fully provide for vacation expense. To comply with US GAAP this expense would be fully provided for.

(c)           Stock Options

Under UK GAAP, if stock options are granted at their fair value, no charge is made to the profit and loss account. Under US GAAP the Company would apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” to account for its option plans. For both periods presented no compensation charge for stock options has arisen under UK GAAP or would have arisen under US GAAP.

(d)           Statement of cash flows

In accordance with UK GAAP, Laxdale Ltd complies with FRS No 1 “Cash Flow Statements” (“FRS 1”). Its objective and principles are similar to those set out in SFAS No 95, “Statement of Cash Flows” (“SFAS No. 95”) under US GAAP. The principal difference between the standards is in respect of classification. Under FRS 1, the company has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity, (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under UK GAAP would be included as operating activities under US GAAP. In addition, under UK GAAP, cash and liquid resources include short-term borrowings repayable on demand. US GAAP requires such movements on such borrowings to be included in financing activities. The company’s current account was in overdraft as at 31 March 2004. This would be included as part of net cash outflows from financing activities, as the overdraft was used to fund the company’s short-term working capital requirements.

The categories of cash flow activity under US GAAP can be summarised as follows:

	2004 £	2003 £
Net cash outflow from operating activities	(1,078,646)	(3,916,009)
Cash outflow on investing activities	—	(19,265)
Cash inflow from financing activities	192,278	—
Movement in cash and cash equivalents	(886,368)	(3,935,274)
Cash and cash equivalents at beginning of year	886,517	4,821,791
Cash and cash equivalents at the end of year	149	886,517